SECURITIES AND EXCHANGE COMMISSION,
Washington, DC 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)
Renegy Holdings, Inc.

(Name of the Issuer)
Renegy Holdings, Inc.
Robert M. Worsley

(Name of Persons Filing Statement)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
75845J 109

(CUSIP Number of Class of Securities)
Renegy Holdings, Inc.
3418 North Val Vista Drive
Mesa, Arizona 85213
(480) 556-5555

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$262,947	$10.33

*	Estimated maximum price to be paid in lieu of fractional shares of common stock to person who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $0.74 by (B) the total number of shares of common stock owned by all such stockholders of record immediately prior to the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) as $262,947 multiplied by 0.0000393.
☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION
Renegy Holdings, Inc., a Delaware corporation (“Renegy, the “Company,” “our,” “we”) is proposing that Renegy’s stockholders adopt amendments to Renegy’s Amended and Restated Certificate of Incorporation to effect a reverse/forward stock split transaction. If the split transaction is completed, our stockholders of record who hold only fractional shares after giving effect to a 1-for-2,000 reverse stock split will receive a payment of $0.74 per share for each pre-split share. If the split transaction is completed, stockholders of record with fewer than 2,000 shares prior to the reverse stock split will have no continuing interest in Renegy as a stockholder and will become entitled only to a cash payment for their shares. Renegy expects to pay approximately $262,947 to its stockholders in the aggregate in the reverse stock split. After Renegy completes the reverse stock split and identifies those stockholders entitled to payment for their pre-split shares, it will complete a forward stock split in which each share of common stock will be converted into 2,000-for-1 shares of common stock post-split. As a result, stockholders of record who hold 2,000 or more shares prior to the split transaction will ultimately hold the same number of shares following the split transaction as they held prior to the split transaction. The effect of the split transaction will be to reduce the number of stockholders of record to less than 300, which will allow Renegy to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Renegy pursuant to section 13(e) of the Exchange Act and Rule 13e-3 thereunder.
This Schedule 13E-3 is being filed with the Securities and Exchange Act Commission (“SEC”) and includes a preliminary proxy statement filed by Renegy pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock of Renegy will be given notice of the special meeting at which they will be asked to approve the reverse and forward stock splits.
The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each Item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
When used in this document, the words or phrases “will likely result,” “are expected to,” “anticipate,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements.” Such statements are subject to certain risks and uncertainties which could cause actually results to differ materially from results presently anticipated or projected. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made. Actual results may differ materially from any opinions or statements expressed with respect to future periods in any current statements in this documents or in the Company’s other filings with the SEC.

TRANSACTION STATEMENT
Item 1. Summary Term Sheet.
The information required by this Item is set forth in Exhibit (a) hereto (the “Proxy Statement”), under the section entitled “SUMMARY TERM SHEET,” and is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
The Name of the subject company is Renegy Holdings, Inc. (“Renegy”). Renegy is a Delaware corporation with its principal place of business located at 3418 North Val Vista Drive, Mesa, Arizona 85213. Renegy’s telephone number is (480) 556-5555.
(b) Securities.
The subject class of equity securities is Renegy’s common stock, par value $0.001 (the “Common Stock”). There were 6,491,312 shares of Common Stock outstanding on February 24, 2009.
(c) Trading Market and Price.
The information set forth in the section of the Proxy Statement entitled “MARKET PRICE OF COMMON STOCK AND RELATED INFORMATION- Market Information” is incorporation herein by reference.
(d) Dividends.
The information set forth in the section of the Proxy Statement entitled “MARKET PRICE OF COMMON STOCK AND RELATED INFORMATION- Dividends” is incorporated herein by reference.
(e) Prior Public Offerings.
None.
(f) Prior Stock Purchases.
The information set forth in the sections of the Proxy Statement entitled “MARKET PRICE OF COMMON STOCK AND RELATED INFORMATION- Common Stock Repurchase Information” and “MARKET PRICE OF COMMON STOCK AND RELATED INFORMATION- Purchases by Directors and Executive Officers” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
The business address and telephone number of each filing person listed on the cover of this Schedule 13E-3 is c/o Renegy Holdings, Inc., 3418 North Val Vista Drive, Mesa, Arizona 85213. The business telephone number of each filing person is (480) 556-5555. Robert M. Worsley is the Chief Executive Officer, a director and Chairman of the Company, as well as the Company’s controlling stockholder. Mr. Worsley is a United States citizen. Information regarding all of the Company’s executive officers and directors are set forth below.
          Executive Officers:

Robert M. Worsley	- Chief Executive Officer
Hugh W. Smith	- President and Chief Operating Officer
Robert W. Zack	- Executive Vice President and Chief Financial Officer

Board of Directors:
Robert M. Worsley	- Chairman and Director
Ricardo B. Levy	- Lead Independent Director
Richard A. Abdoo	- Director
William B. Ellis	- Director
Susan F. Tierney	- Director
The address of each executive officer and director of Renegy is c/o Renegy Holdings, Inc., 3418 North Val Vista Drive, Mesa, Arizona 85213 and the business telephone number of each executive officer and director of Renegy is (480) 556-5555.
(b) Business and Background of Entities.
Not applicable.
(c) Business and Background of Natural Persons.
The information set forth in the Proxy Statement under the section entitled “EXECUTIVE OFFICERS AND DIRECTORS” is hereby incorporated herein by reference.
Each director and officer is a United States citizen. Neither Renegy, Mr. Worsley, nor, to our knowledge, any of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4. Terms of Transaction.
(a) Material Terms.
The information set forth in the sections of the Proxy Statement entitled “PROPOSALS- STOCK SPLITS- Summary and Structure,” “SPECIAL FACTORS- Reason for Transaction and Timing of the Transaction,” “SPECIAL FACTORS- Effects of the Transaction,” “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Material Federal Income Tax Consequences” and “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Stockholder Approval” is incorporated herein be reference.
(c) Different Terms.
The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS- Effects of the Transaction” and “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Special Interests of the Affiliated Persons” is incorporated herein by reference.
(d) Appraisal Rights.
The information set forth in the section of the Proxy Statement entitled “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Unavailability of Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(e) Provisions for Unaffiliated Security Holders.
Renegy has not made any provision to grant its unaffiliated security holders access to the corporate files of Renegy or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of Renegy.

(f) Eligibility for Listing or Trading.
Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions.
The information set forth in the section of the Proxy Statement entitled “TRANSACTIONS WITH RELATED PERSONS” is incorporated herein by reference.
(b) Significant Corporate Events.
The information set forth in the section of the Proxy Statement entitled “TRANSACTIONS WITH RELATED PERSONS” is incorporated herein by reference.
(c) Negotiations or Contacts.
The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS- Background/Alternatives to the Transaction” and “TRANSACTIONS WITH RELATED PERSONS” and is incorporated herein by reference.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth in the sections of the Proxy Statement entitled “PRINCIPAL STOCKHOLDERS- Security Ownership of Principal Stockholders and Management” and “TRANSACTIONS WITH RELATED PERSONS” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) Use of Securities Acquired.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Effects of the Transaction” is incorporated herein by reference.
(c) Plans.
The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS- Background/Alternatives to the Transaction,” “SPECIAL FACTORS- Effects of the Transaction” and “PLANS OR PROPOSALS” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) Purposes.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Purpose of the Transaction” is incorporated herein by reference.
(b) Alternatives.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Background/Alternatives to the Transaction” is incorporated herein by reference.
(c) Reasons.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Reasons for

Transaction and Timing of Transaction” is incorporated herein by reference.
(d) Effects.
The information set forth in the sections of the Proxy Statement entitled “SPECIAL FACTORS- Effects of the Transaction” and “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Material Federal Income Tax Consequences” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) Fairness.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Fairness of the Transaction” is incorporated herein by reference.
(b) Factors Considered in Determining Fairness.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Fairness of the Transaction” is incorporated herein by reference.
(c) Approval of Security Holders.
The information set forth in the section of the Proxy Statement entitled “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Stockholder Approval” is incorporated herein by reference.
(d) Unaffiliated Representative.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Fairness of the Transaction” is incorporated herein by reference.
(e) Approval of Directors.
The information set forth in the section of the Proxy Statement entitled “SPECIAL FACTORS- Fairness of the Transaction” is incorporated herein by reference.
(f) Other Offers.
None.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
(a) Report, Opinion or Appraisal.
None.
(b) Preparer and Summary of the Report, Opinion or Appraisal.
Not applicable.
(c) Availability of Documents.
Not applicable.
Item 10. Source and Amounts of Funds or Other Consideration.
(a) Source of Funds.

The information set forth in the section of the Proxy Statement entitled “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Source of Funds and Expenses” is incorporated herein by reference.
(b) Conditions.
None.
(c) Expenses.
The information set forth in the section of the Proxy Statement entitled “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Source of Funds and Expenses” is incorporated herein by reference.
(d) Borrowed Funds.
The information set forth in the section of the Proxy Statement entitled “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Source of Funds and Expenses” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth in the section of the Proxy Statement entitled “PRINCIPAL STOCKHOLDERS- Security Ownership of Principal Stockholders and Management” is incorporated herein by reference.
(b) Securities Transactions.
The information set forth in the section of the Proxy Statement entitled “MARKET PRICE OF COMMON STOCK AND RELATED INFORMATION- Common Stock Repurchase Information” and “MARKET PRICE OF COMMON STOCK AND RELATED INFORMATION- Purchases by Directors and Executive Officers” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) Intent to Tender or Vote in a Going-Private Transaction.
The information set forth in the sections of the Proxy Statement entitled “SUMMARY AND STRUCTURE,” “SPECIAL FACTORS- Reasons for Transaction and Timing of the Transaction” and “ADDITIONAL INFORMATION REGARDING THE TRANSACTION- Special Interests of the Affiliated Persons” is incorporated herein by reference.
(e) Recommendations of Others.
The information set forth in the sections of the Proxy Statement entitled “PROPOSALS- STOCK SPLITS” and “SPECIAL FACTORS- Reasons for Transaction and Timing of the Transaction” are incorporated herein by reference.
Item 13. Financial Statements.
(a) Financial Information.
The information set forth in the section of the Proxy Statement entitled “FINANCIAL INFORMATION- Summary Historical Financial Information” is incorporated herein by reference.
(b) Pro Forma Information.

The information set forth in the section of the Proxy Statement entitled “FINANCIAL INFORMATION- Pro Forma Financial Information” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
The information set forth in the section of the Proxy Statement entitled “MEETING AND VOTING INFORMATION- Cost of This Proxy Solicitation” is incorporated herein by reference.
(b) Employees and Corporate Assets.
The information set forth in the section of the Proxy Statement entitled “MEETING AND VOTING INFORMATION- Cost of This Proxy Solicitation” is incorporated herein by reference.
Item 15. Additional Information.
(b) Other Material Information.
All of the information set forth in the Proxy Statement and each exhibit and appendix attached thereto is incorporated herein by reference.
Item 16. Exhibits.
(a) Preliminary Proxy Statement Amendment 2 of the Company, Notice of the Special Meeting of Shareholders, and related information, *including:

Annex A:	Form of Reverse Stock Split Amendment
Annex B:	Form of Forward Stock Split Amendment
Annex C:	Form of Transmittal Materials
Annex D:	Calculation of Earnings to Fixed Charges Ratio
(b) Not applicable.
(c) Not applicable.
(d) Not applicable.
(f) Not applicable.
(g) Not applicable.

*	Incorporated by reference to Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 3, 2009.
* * * * *

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENEGY HOLDINGS, INC.
/s/ Robert M. Worsley
(Signature)

Robert M. Worsley, Chief Executive Officer

(Name and Title)

OTHER FILING PERSONS
/s/ Robert M. Worsley
Robert M. Worsley
Dated: March 3, 2009

EXHIBIT INDEX

(a)(i)	Amendment No. 2 to Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Stockholders of Renegy Holdings, Inc.*

(a)(ii)	Form of Reverse Stock Split Amendment to the Amended and Restated Certificate of Incorporation of Renegy Holdings, Inc.*

(a)(iii)	Form of Forward Stock Split Amendment to the Amended and Restated Certificate of Incorporation of Renegy Holdings, Inc.*

(a)(iv)	Form of Transmittal Materials*

(a)(v)	Calculation of Earnings to Fixed Charges Ratio*

*	Incorporated by reference to Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 3, 2009.